UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

SEC FILE NUMBER  000-49929

CUSIP NUMBER  596094102

NOTIFICATION OF LATE FILING

(Check One):

☑	Form 10-K
☐	Form 20-F
☐	Form 11-K
☐	Form 10-Q
☐	Form 10-D
☐	Form N-SAR
☐	Form N-CSR

For Period Ended: December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:                                                      n/a

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a

PART I – REGISTRANT INFORMATION
ACCESS NATIONAL CORPORATION
Full Name of Registrant

n/a
Former Name if Applicable

1800 Robert Fulton Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Reston, Virginia 20191
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ ]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Access National Corporation (the “Corporation”) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”) by April 2, 2018 without unreasonable effort or expense due to unforeseen obstacles in producing all requested deliverables to its independent auditor on a timely basis to allow the independent auditor to complete its required procedures without unreasonable effort or expense.  Management does not expect the delivery of further information required by the independent auditor or the independent auditor’s review of such data to produce any material adverse adjustment to the Statement of Income or the value or growth in earning assets and customer deposit balances previously reported for the period ended December 31, 2017 contained in the Earnings Release filed on Form 8-K February 2, 2018.  Management views the delay as administrative in nature stemming from the elevated volume of activity and operational changes in connection with the April 1, 2017 acquisition of Middleburg Financial Corporation.

Management fully understands and agrees with the necessity of timely and reliable financial reporting and is significantly disappointed in filing this Notification of Late Filing.  Management believes the Company has the appropriate level of competency and staff to make the subject 10-K filing within the prescribed time frame and meet or exceed reporting future reporting obligations.

The Corporation expects to file the 2017 Form 10-K by April 6, 2018.

The Corporation’s expectation regarding the timing of the filing of the 2017 Form 10-K and the Corporation’s belief with respect to anticipated changes from the results of operation from the corresponding period of the last fiscal year are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Corporation or its independent auditor to complete the work necessary in order to file the 2017 Form 10-K in the time frame that is anticipated. The Corporation undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Margaret M. Taylor	(703)	871-1327
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
	Yes ☑	No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes ☐	No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ACCESS NATIONAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2018	By:	/s/ Margaret M. Taylor
Margaret M. Taylor
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).